Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF MAY 31, 2012

DATE, TIME AND PLACE:  On May 31, 2012 at 12:00 noon at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.         Since, pursuant to Official Letter 04213/2012-BCB/Deorf/GTSP2 of May 23, 2012, the Central Bank of Brazil has ratified the election of the members of the Board of Directors approved by the Company’s Annual General Meeting held on April 20, 2012, the elected members are hereby authorized to take office in their positions, the investiture in these positions by the directors present at this meeting being effective as of this date.

2.         It was further recorded that PEDRO PULLEN PARENTE, also elected at the Annual General Meeting of April 20, 2012 to sit on the Company’s Board of Directors, pursuant to the restrictions in Law 7,492/86 (known in Brazil as the “White Collar Law”) and also Central Bank regulations, decided not to take up his position on the Board to avoid a situation in which Itaú Unibanco Conglomerate would be prevented from maintaining a banking relationship with important clients which have a relationship of a family nature with Pedro Pullen Parente.
Thus, the Company’s Board of Directors shall be made up as follows:

CHAIRMAN
Pedro Moreira Salles

VICE CHAIRMEN
Alfredo Egydio Arruda Villela Filho
Roberto Egydio Setubal

DIRECTORS
Alfredo Egydio Setubal
Candido Botelho Bracher
Demosthenes Madureira de Pinho Neto
Gustavo Jorge Laboissière Loyola
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 31 2012	Page 2

3.        Recorded in the minutes that MARCO ANTONIO ANTUNES shall not take up his position of officer, to which he was reelected by this Board of Directors on April 23, 2012. Also recorded that the mandate of officer to which he was reelected on April 28, 2011 is hereby concluded as of this date.

4.        Approved the election of ALEXSANDRO BROEDEL LOPES, Brazilian, married, doctorate in accounting sciences, bearer of ID RG-SSP/ES 1.215.567, enrolled in the tax register (CPF) under 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902, to the position of Officer of the Company, with an annual term of office to run until the investiture of the officers that are elected at the first meeting of the Board of Directors subsequent to the Annual General Meeting in 2013. The officer hereby elected meets the preliminary conditions of eligibility pursuant to Articles 146 and 147 of Law 6,404/76 and the current regulations of the National Monetary Council (“CMN”).

5.        Pursuant to the norms of the CMN and the Central Bank of Brazil, the following responsibilities shall be attributed to ALEXSANDRO BROEDEL LOPES:

a)	SCR – BACEN Circular 3,567/11;
b)	Updating of Unicad – BACEN Circular 3,165/02;
c)	Accounting Area – CMN Resolution 3,198/04;
d)	Definition of Limits and Minimum Standards – BACEN Circular 3,398/08; e
e)	Registration of Credit Assignment Operations – CMN Resolution 3,998/11.

Until such time that the election of ALEXSANDRO BROEDEL LOPES is ratified by the Central Bank of Brazil and he takes office, the responsibility under item “a” above is allocated to the Executive Director, Sérgio Ribeiro da Costa Werlang and the remaining responsibilities to the Officer, Caio Ibrahim David.

CONCLUSION: The agenda having been concluded, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, May 31, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Office